Gary B. Wolff, P.C.	488 Madison Avenue Suite 1100 New York, New York 10022
COUNSELOR AT LAW	Tel: (212) 644-6446 Fax: (212) 644-6498 Email: wolffpc@nyc.rr.com

Mail Stop 4561

November 17, 2008

Tom Kluck

Legal Branch Chief

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:

Innocap, Inc.

Information Statement on Schedule 14C/A1

File No.: 00050612

Dear Mr. Kluck:

We have filed the Company’s first amendment to its Information Statement on Schedule 14C on the EDGAR system.  The changes are made in response to staff comments or represent an updating of material previously filed to reflect any developments in the business of Innocap, Inc.  The paragraph numbers below correspond to the numbered comments in your November 7, 2008 Comment Letter.

General

1.

We have made the requested disclosures.

2.

We have made the requested disclosures.

3.

We have disclosed that we had no assets and, therefore, ceasing being a Business Development Company will have no accounting impact on assets.

4.

We have made the requested disclosures.

5.

We have made the requested disclosures.

6.

We understand our requirement to file a Form-54C following the filing of our definitive information statement on Schedule 14C.

Change in Business

7.

We have made the requested disclosures.

8.

Revised disclosure indicates that Form 15 filing was made in November (not September) 2008.

9.

Chart has been added indicating the identities of shareholders who approved the withdrawal of BDC election as well as the number of shares and percentage of shares each held

10.

Chart has been added indicating the identities of shareholders who approved the 1 for 100 reverse split as well as the number of shares and percentage of shares each held.

11.

The manner in which we obtained the consents of shareholders who approved the proposals indicated in comments 9 and 10 of the above-referenced November 7, 2008 Comment Letter was accomplished in accordance with Nevada Corporate Law Section 78.320 of Nevada Revised Statutes permitting majority of the voting power of the stockholders in lieu of a meeting.  In that regard, we have reviewed applicable Nevada law and such information in the proxy rules as may have any application as to whether or not Innocap is required to file an Information Statement in accordance with Schedule C and determined that same is necessary.  As to those shareholders and majority of outstanding shares voting in favor of each proposal, see charts A and B annexed hereto and prepared in response to comments 9 and 10.

Reports to Security Holders

12.

Correction has been made.

Very truly yours,

/s/ Gary B. Wolff

Gary B. Wolff

/hk

Comment No. 9

Chart “A”

Post-Split Shares

5,000,000 Outstanding

Shareholders Who Approved Proposal To Withdraw

Election To Be Regulated As A Business Development Company

Names	Number of Shares Owned	Percent of Shares Voted in Favor or Proposal	Number of Shares Voted In Favor Of Proposal
B. Alva Schoomer	120,000	2.40%	120,000
Stephen B. Schneer	5,000	0.10%	5,000
Gary B. Wolff	1,120,000	22.40%	1,120,000
GCND, Inc.	1,692,600	33.85%	1,692,600
S. Craig Barton	1,100,100	22.00%	1,100,100
Keith Barton	720,000	14.40%	720,000

Comment No. 10

Chart “B”

Pre-Split Shares

68,000,000 Outstanding

Shareholders Who Approved Proposal For 1 For 100

Reverse Stock Split

Names of Shareholders Approving Proposal	Number of Shares Owned Pre-Split	Percent of Shares Voted in Favor or Proposal	Number of Shares Voted In Favor Of Proposal
B. Alva Schoomer	12,000,000	17.65	12,000,000
Stephen B. Schneer	500,000	0.74	500,000
Gary B. Wolff	12,000,000	17.65	12,000,000
GCND, Inc.	19,260,000	28.32	19,260,000
S. Craig Barton	10,000	0.01%	10,000

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